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                          June 1, 2023

       Mark Rosenblum
       Chief Financial Officer
       Salarius Pharmaceuticals, Inc.
       2450 Holcombe Blvd., Suite X
       Houston, TX 77021

                                                        Re: Salarius
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2023
                                                            File No. 333-272249

       Dear Mark Rosenblum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen M. Nicolai,
Esq.